                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934




        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          The France Growth Fund, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   35177K108
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Moritz A. Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 1, 1998
-------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




                              Page 1 of 12 Pages

CUSIP No.: 35177K108               13D                 Page 2 of 12 Pages

------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                   Bankgesellschaft Berlin AG
------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER                                  (a) [ ]
          OF A GROUP                                                             (b) [ ]
------------------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS                                                             WC
------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL                                           [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Federal Republic of Germany
------------------------------------------------------------------------------------------
        NUMBER OF                    SOLE VOTING POWER                         1,495,400
         SHARES
------------------------------------------------------------------------------------------
       BENEFICIALLY                  SHARED VOTING POWER                               0
          OWNED
------------------------------------------------------------------------------------------
         BY EACH                     SOLE DISPOSITIVE POWER                    1,495,400
        REPORTING
------------------------------------------------------------------------------------------
          PERSON                     SHARED DISPOSITIVE POWER                          0
           WITH
------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                             1,495,400
------------------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                                       [ ]
          (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                                       9.74%
------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON                                                    BK
------------------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The France Growth Fund, Inc. (the "Fund"), a corporation organized under the laws of the State of Maryland and registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 1285 Avenue of the Americas, New York, New York 10019.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a) - (c) This Schedule 13D is being filed by Bankgesellschaft Berlin AG (the "Bank"), a corporation formed under the laws of the Federal Republic of Germany. The Bank is a West German banking organization whose principal offices are located at Alexanderplatz 2, D-10178 Berlin, Germany. The name, business address and principal occupation of each director and executive officer of the Bank are set forth on Annex A hereto, which is incorporated by reference. Annex A also sets forth the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank. All information in this
Schedule 13D with respect to the persons listed on Annex A is given to the knowledge of the Bank.

                  (d) During the past five years, neither the Bank nor any of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, neither the Bank nor any of the persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All of the individuals listed in Annex A are citizens of the Federal Republic of Germany, except Yves Dermeaux, who is a citizen of Belgium, David Clark and Zoe Shaw, who are citizens of Great Britain, and Dr. Erik Blahut, who is a citizen of the Republic of Austria.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The source of the funds used by the Bank to purchase shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $19,418,260 (exclusive of commissions).

                              Page 3 of 12 Pages

ITEM 4.           PURPOSE OF TRANSACTION

                  The shares of Common Stock held by the Bank were acquired for the purpose of investment. Depending upon the Fund's business and prospects, and upon future developments, the Bank may from time to time purchase additional shares of Common Stock, dispose of all or a portion of the shares of Common Stock it holds, or cease buying or selling shares of Common Stock. Factors that may influence the Bank's decision to purchase additional shares or to sell all or a portion of its holdings include, but are not limited to, the level of discount from net asset value ("NAV"), the performance of the shares of Common Stock in the market, the availability of funds, alternative uses of funds, stock and money market conditions, and general economic conditions. Any additional purchases or sales of the shares may be in the open market, in privately-negotiated transactions, or otherwise.

                  The recent level of the discount from NAV at which the shares of Common Stock have traded has been a significant factor in the Bank's decision to purchase shares. With a view to maximizing the return on its investment in the shares of Common Stock, the Bank is considering possible actions that it could take if the discount from NAV remains at current levels. Such actions include, but are not limited to, urging the board of the Fund to initiate the process of open-ending the Fund, urging the board of the Fund to commence an issuer tender offer or other repurchase program, or urging the board of the Fund to liquidate the Fund. The Bank may also consider increasing its ownership of shares of Common Stock to as much as a majority or more of the outstanding shares, seeking representation on the Fund's board, soliciting proxies with respect to the Fund, or other courses of action. (An amendment to the Fund's Articles of Incorporation to open-end the Fund requires the affirmative vote of 75% of the outstanding shares of the Fund (unless open-ending is approved by 75% of the entire Board of Directors, in which case the affirmative vote of 662/3% of the outstanding shares of the Fund is required).) The Bank has not determined to pursue any particular course of action, and, depending upon the factors listed above and other relevant circumstances, may determine not to pursue any such actions and instead to hold or dispose at any time of all or a portion of its shares of Common Stock.

                  Except as described in this Item 4, the Bank has not formulated any plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Fund, or the disposition of securities of the Fund;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Fund;

                  (c) a sale or transfer of a material amount of assets of the Fund;

                  (d) any change in the present board or management of the Fund, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the

                               Page 4 of 12 Pages
board;

                  (e) any material change in the present capitalization or dividend policy of the Fund;

                  (f) any other material change in the Fund's business or corporate structure, including, but not limited to, any plans or proposals to make any changes in the Fund's investment policies for which a vote is required by Section 13 of the Investment Company Act;

                  (g) any changes in the Fund's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Fund by any person;

                  (h) causing a class of securities of the Fund to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Fund becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j)      any action similar to any of those enumerated above.

                  The Bank will review its investment in the Fund from time to time and reserves the right to take or not take any action it deems to be in its best interest or to change its intention as set forth in this Item 4.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's proxy statement, dated February 26, 1998, relating to the 1998 Annual Meeting of Stockholders of the Fund states that, as of February 10, 1998, there were 15,345,333 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Bank is the beneficial owner of 1,495,400 shares of Common Stock, which constitute approximately 9.74% of the outstanding shares of Common Stock.

                  (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

                  (c) During the last sixty days, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange.

                               Page 5 of 12 Pages


      Date              Number of Shares Purchased            Price Per Share
      ----              --------------------------            ---------------
 August 24, 1998                50,000                            $13.4260
 August 25, 1998                10,000                             13.7500
 August 27, 1998                48,100                             12.3459
 August 28, 1998                10,000                             12.5625
 August 31, 1998               219,000                             12.3213
 August 31, 1998                75,000                             12.2875
September 1, 1998               24,500                             12.0459
September 1, 1998              450,100                             12.0069
September 2, 1998               32,500                             12.8365
September 3, 1998               25,000                             12.5625
September 3, 1998               30,200                             12.5000
September 4, 1998               25,000                             12.8250
September 9, 1998               63,600                             13.7276
September 9, 1998              100,000                             13.7500


                  (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

                  (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The Bank does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  None.

                                                Page 6 of 12 Pages

                                   SIGNATURE


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 1998                     BANKGESELLSCHAFT BERLIN AG


                                             By:     /s/ Dirk Kipp
                                                 ------------------------------
                                                     Name:     Dirk Kipp
                                                     Title:    Director


                                             By:     /s/ Moritz A. Sell
                                                 ------------------------------
                                                     Name:     Moritz A. Sell
                                                     Title:



                               Page 7 of 12 Pages

                                                                        ANNEX A

                  Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, 10178 Berlin Federal Republic of Germany.

                         MEMBERS OF THE MANAGING BOARD
                         -----------------------------


Name and Address            Principal Occupation
----------------            --------------------
Dr. Wolfgang Rupf           Speaker of the Managing Board of Bankgesellschaft
                            Berlin AG
Norbert Pawlowski           Member of the Managing Board of Bankgesellschaft
                            Berlin AG
Hans Leukers                Member of the Managing Board of Bankgesellschaft
                            Berlin AG
Leopold Trobinger           Member of the Managing Board of Bankgesellschaft
                            Berlin AG


                               Page 8 of 12 Pages

                               EXECUTIVE OFFICERS
                               ------------------


Name and Address                        Principal Occupation
----------------                        --------------------
Dr. Herbert Alisch                      Managing Director of Bankgesellschaft Berlin
Bankgesellschaft Berlin AG              AG
Konzern-Finanzen und Beteiligungen
Hardenbergstrasse 32
10623 Berlin
Federal Republic of German

Willi Bohmer                            Managing Director of Bankgesellschaft Berlin
                                        AG

Peter Konig                             Managing Director of Bankgesellschaft Berlin
                                        AG

Hans Joachim Bley                       Managing Director of Bankgesellschaft Berlin
                                        AG

Jochen W. Sawahn                        Managing Director of Bankgesellschaft Berlin
                                        AG

Dr. Joachim Preussner                   Managing Director of Bankgesellschaft Berlin
                                        AG

Heinrich Honerlage                      Managing Director of Bankgesellschaft Berlin
Konzern-Revision                        AG
Bankgesellschaft Berlin AG
Otto-Braun-Strasse 90
10149 Berlin
Federal Republic of Germany

Stefan Tragler                          Managing Director of Bankgesellschaft Berlin
Konzern-Revision                        AG
Bankgesellschaft Berlin AG
Otto-Braun-Strasse 90
10149 Berlin
Federal Republic of Germany

Artur Fischer                           Managing Director of Bankgesellschaft  Berlin
Konzern-Organisation                    AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany


                               Page 9 of 12 Pages

Name and Address                      Principal Occupation
----------------                      --------------------
Wolfgang Gunther                      Managing Director of Bankgesellschaft  Berlin
Konzern-Organisation                  AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Helmut Ramthun                        Managing Director of Bankgesellschaft  Berlin
Konzern-Organisation                  AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Hans-Jurgen Meyer                     Managing Director of Bankgesellschaft  Berlin
Compliance Officer                    AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Joachim Antczack                      Managing Director of Bankgesellschaft  Berlin
Stabsstelle                           AG
Investment Banking/Back Office
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Wolfgang Stockel                      Managing Director of Bankgesellschaft  Berlin
                                      AG

Heinz-Dieter Gottschalk               Managing Director of Bankgesellschaft  Berlin
                                      AG

Jochen Zimmermann                     Managing Director of Bankgesellschaft  Berlin
                                      AG

Frank-Michael Boenke                  Managing Director of Bankgesellschaft  Berlin
                                      AG

Georg-Heinrich Sieveking              Managing Director of Bankgesellschaft  Berlin
                                      AG

Hadi Saidi                            Managing Director of Bankgesellschaft  Berlin
                                      AG


                              Page 10 of 12 Pages

Name and Address                      Principal Occupation
----------------                      --------------------
Gerhard Richter                       Managing Director of Bankgesellschaft  Berlin
                                      AG

Zoe Shaw                              Managing Director of Bankgesellschaft  Berlin
Asset-Backed Transaktionen            AG
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Dr. Karl-Friedrich Hirschhauser       Managing Director of Bankgesellschaft  Berlin
                                      AG

Gunther Laubner                       Managing Director of Bankgesellschaft  Berlin
                                      AG

Mr. David Clark                       General Manager of Bankgesellschaft  Berlin AG
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Mr. Yves Dermeaux                     General Manager of Bankgesellschaft  Berlin AG
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Dr. Erik Blahut                       Managing Director of Bankgesellschaft  Berlin
                                      AG

Serge Demoliere                       Managing Director of Bankgesellschaft  Berlin
                                      AG

Thomas W. Meyer                       Managing Director of Bankgesellschaft  Berlin
                                      AG

Hans-Werner Wilms                     Managing Director of Bankgesellschaft  Berlin
                                      AG

Tim Kettemann                         Managing Director of Bankgesellschaft Berlin
                                      AG



                             Page 11 of 12 Pages

               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK
               --------------------------------------------------

                  The following shareholders of the Bank may be deemed to control the Bank:

The City of Berlin

Gothaer Beteiligungsgesellschaft, an affiliate of an insurance company formed under the laws of the Federal Republic of Germany, whose principal address is Lutzowstrasse 89, 10785 Berlin, Germany, and whose principal shareholders are Gothaer Versicherungs Bank AG (principal office: Gothaer Allee 1, 50672, Koln, Germany), Gothaer Lebenversicherung AG (principal office: Gothaer Platz 2-8, 37069 Gottingen, Germany) and Norddeutsche Landesbank Girozentrale NORD/LB (principal address is Georgplatz 1, D-30159, Hannover, Germany).

Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of the Federal Republic of Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.

                              Page 12 of 12 Pages